Forbes Medi-Tech Inc.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

December 9, 2003

Forbes Medi-Tech Inc.

(Commission File No. 0-30076)

200-750 West Pender Street

Vancouver, British Columbia, Canada V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

                                            No

      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: December 9, 2003

By:

“Patricia Pracher”

Patricia Pracher

Acting Chief Financial Officer

FORM 53-901F / Form 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Item 1:

Reporting Issuer

Full name and address of principal office of Issuer:

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender Street

Vancouver, British Columbia

V6C 2T8

Item 2:

Date of Material Change

December 9, 2003

Item 3:

Press Release

Date and place of press release:

December 9, 2003 - Vancouver, British Columbia

Item 4:

Summary of Material Change

Forbes Medi-Tech Inc. has initiated the expansion of its joint venture's manufacturing facility in Pasadena, Texas.  The Phyto-Source, LP plant's capacity is being increased by 50% to 1,500 metric tonnes

Item 5:

Full Description of Material Change

See attached press release.  Phyto-Source, LP is a limited partnership joint venture of Forbes Medi-Tech (USA) Inc., a wholly owned subsidiary of Forbes, and Chusei (U.S.A.) Inc. of Texas.   Each of Forbes Medi-Tech (USA) Inc. and Chusei (U.S.A.) Inc. has a 50% interest in the limited partnership joint venture.

Item 6:

Reliance on Section 85(2) of the Securities Act (British Columbia) and Section 75 (3) of the Securities Act (Ontario)

Not applicable.

Item 7:

Omitted Information

Not applicable.

Item 8:

Senior Officers

Name:

Patricia Pracher

Title:

Acting Chief Financial Officer

Phone No.:

(604) 689-5899

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 9th day of December 2003.

FORBES MEDI-TECH INC.

Per:

"Patricia Pracher"

Acting Chief Financial Officer

For Immediate Release:

December 9, 2003

Forbes Medi-Tech Expands Plant Capacity to 1,500 Metric Tonnes

~Demand for Sterols Supports Phyto-Source Expansion~

Vancouver, BC - Forbes Medi-Tech Inc. (TSX: FMI; NASDAQ: FMTI) announced today that it has initiated the expansion of its joint venture's manufacturing facility in Pasadena, Texas. The Phyto-Source, LP plant's capacity is being increased by 50% to 1,500 metric tonnes based on the demand for phytosterol-based products including Reducoltm and Phyto-S Sterols. It is expected that the plant expansion cost will be self-funded from revenue generated by the Phyto-source joint venture with a portion of new equipment cost to be financed by the Southwest Bank of Texas and guaranteed by the joint venture partners, Forbes USA (subsidiary of Forbes Medi-Tech Inc.) and Chusei (USA) Inc. The increased plant capacity is scheduled to be available mid 2004.

"Based on the emerging trends in our business, we feel that an expansion of our plant is warranted," said Charles Butt, President and CEO of Forbes Medi-Tech Inc. "We believe that interest in cholesterol lowering ingredients will continue to rise and that this expansion will allow us to develop the infrastructure to support this expected growth," said Butt.

Additionally, the plant expansion would provide Forbes with the flexibility to address an increase in product demand should Reducoltm be approved under the European Union Novel Foods regulations.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry and other natural sources, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company’s manufacturing and construction plans and potential future products which statements can be identified by the use of forward-looking terminology such as "will", "expected", "scheduled", "believe", "to be" or any other variations thereon or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation; construction risks; the need for regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; environmental risks; risks inherent in the development of pharmaceutical and nutraceutical research and the development of new products; the need for performance by buyers of their contract obligations;  the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

FORM 53-901F / Form 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

Item 1:

Reporting Issuer

Full name and address of principal office of Issuer:

Forbes Medi-Tech Inc.

Suite 200 - 750 West Pender Street

Vancouver, British Columbia

V6C 2T8

Item 2:

Date of Material Change

December 12, 2003

Item 3:

Press Release

Date and place of press release:

December 12, 2003 - Vancouver, British Columbia

Item 4:

Summary of Material Change

Forbes Medi-Tech Inc. ("Forbes" or the "Company") announced that a report was issued by the European Food Safety Agency concluding that Forbes' cholesterol-lowering ingredient, Reducoltm, be accepted for use in foodstuffs provided total phytosterol intakes do not exceed 3 g/day. The positive report is in response to the Company's application for use of the Reducoltm ingredient in milk-based drinks. This is a significant first step in a three-part process to allow the Company to sell its cholesterol-lowering ingredients in Europe. The second step is the approval and publishing of labeling regulations for phytosterol products by the European Commission and the last step is the approval of Reducoltm for use in specific food matrices by the Commission.

Item 5:

Full Description of Material Change

See attached press release.

Item 6:

Reliance on Section 85(2) of the Securities Act (British Columbia) and Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7:

Omitted Information

Not applicable.

Item 8:

Senior Officers

Name:

Patricia Pracher

Title:

Acting Chief Financial Officer

Phone No.:

(604) 689-5899

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 15th day of December 2003.

FORBES MEDI-TECH INC.

Per:

"Patricia Pracher"

Acting Chief Financial Officer

For Immediate Release:

December 12, 2003

Forbes Achieves Major Milestone Towards European Approval of Reducoltm

~European Food Safety Agency (EFSA) Concludes Reducoltm Safe for Foods~

Vancouver, BC -- Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) announced today that a report was issued by the EFSA concluding that Forbes' cholesterol-lowering ingredient, Reducoltm, be accepted for use in foodstuffs provided total phytosterol intakes do not exceed 3 g/day. The positive report is in response to the Company's application for use of the Reducoltm ingredient in milk-based drinks. This is a significant first step in a three-part process to allow the Company to sell its cholesterol-lowering ingredients in Europe. The second step is the approval and publishing of labeling regulations for phytosterol products by the European Commission and the last step is the approval of Reducoltm for use in specific food matrices by the Commission.

"This report is a major breakthrough," said Charles Butt, President and CEO of Forbes Medi-Tech Inc. "We believe that Europe offers a substantial opportunity for Forbes' cholesterol-lowering ingredients due to the distinct marketing advantage of our non-GMO sourced sterols," said Butt.

Phyto-Source LP, Forbes' 50-50 manufacturing joint venture, is currently the world's largest manufacturer of non-genetically modified (GMO) sourced sterols. The European market has demonstrated a preference for ingredients from non-genetically modified sources. The Company expects part of the recently announced increase in manufacturing capacity (See news release dated December 9, 2003) to be apportioned to the anticipated growth in demand for its sterol products once the pending labeling regulations and product approvals are in place.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dsee@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements, including statements about anticipated future European regulatory approvals for the Company's Reducol(tm), anticipated market demand forReducol(tm), and expected apportionment of the planned expansion of the Company's manufacturing facility. Forward-looking statements can be identified by the use of forward-looking terminology such as "opportunity", "expects", "anticipated", "to allow", or any other variations thereon or comparable terminology referring to future dates, events or results. Forward-looking statements are statements about the future and are inherently uncertain, and the Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the need for further regulatory approvals and adoption by regulatory authorities of labeling regulations, which may not be obtained or adopted in a timely matter or at all; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company's products; construction risks; risks inherent in the development of pharmaceutical and nutraceutical research and the development of new products; the need for performance by buyers of the Company's products; environmental risks; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.